UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2014

Commission Filing Number: 001-34790

PACTERA TECHNOLOGY INTERNATIONAL LTD.

(Translation of registrant’s name into English)

Building C-4, No. 66 Xixiaokou Road

Haidian District, Beijing 100192

The People’s Republic of China

+86(10)5987-5000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

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PACTERA TECHNOLOGY INTERNATIONAL LTD.

FORM 6-K

TABLE OF CONTENTS

Page
Signature	3
Exhibit 99.1 – Press Release

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pactera Technology International Ltd.

	By:	/s/ Ruby Rong Lu
	Name:	Ruby Rong Lu
	Title:	Chairman of the Special Committee
DATE: March 6, 2014

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